

July 13, 2012

Via E-mail
Dennis J. Broderick
Executive Vice President, General Counsel and Secretary
Macy's Inc
7 West Seventh Street
Cincinnati, OH 45202

> **Re: Macy's Inc**
> **Form 10-K for the Fiscal Year Ended January 28, 2012**
> **Filed March 28, 2012**
> **Response Dated June 18, 2012**
> **File No. 001-13536**

Dear Mr. Broderick:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Note 4. Inventories, page 14

1.   We note your response to prior comment 3. Please address the following additional comments.

- Explain to us how your FIFO RIM inventory costs represent market in your situation. Provide us the turnover condition of the various types of inventory. Note that market should not exceed the net realizable value and should not be less than net realizable value reduced by a normal profit margin. Refer to ASC 330-10-20.

- If FIFO inventory costs represent market in your situation, reconcile for us your statement in the prior response letter dated June 4, 2012 that low inflation resulted in LIFO costs being equal to FIFO costs rather than during a deflationary cost environment as you indicated in your current response.

- It appears that you maintain the inventory books and records using FIFO inventory method and that you adjust FIFO to LIFO inventory costs only when FIFO is higher than LIFO during an inflationary cost environment. In that regard, explain to us why you believe you apply LIFO inventory method when it appears you apply FIFO inventory method in substance in your situation. We note your statement that LIFO inventory method does not affect costs of sales.

- Please revise your proposed disclosure by including the substance of the response regarding how your inventory accounting works.

- We note your assertion that the inventory is stated at the lower of cost or market (LOCOM) which approximates FIFO. Please explain whether the retail prices used in the FIFO RIM method are adjusted to consider coupon amounts. If coupons are not considered, please explain to us why. It appears the coupon amounts should be considered in the determination of the retail prices when calculating inventory costs using the FIFO RIM method.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Jill Barlow, General Counsel's Office